EXHIBIT 99.1

Pengrowth Provides Operations Update and Models Cash Flow in 2018, 2019 and 2020 at Various Crude Pricing

CALGARY, Alberta, Sept. 10, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today provided a model of potential cash flows at various West Texas Intermediate Crude (“WTI”) pricing and updated investors on production as well as oil market access. All amounts are stated in Canadian dollars unless otherwise specified. Pengrowth also announced their participation in the Peters & Co. 2018 Energy Conference.

“Production at Lindbergh and at the corporate level is on plan despite the need to allocate steam to stimulate our infill wells. Production at Lindbergh has eclipsed the 18,000 BBL/d threshold and our latest five day average is 18,137 BBL/d,” said Pete Sametz, President and Chief Executive Officer of Pengrowth. “Three of the eight infill wells drilled this year are now on pump and just starting to contribute to our overall production rates. That said, due to scheduled maintenance work at Lindbergh later this month, production will be reduced by approximately 40% for seven days.

“Our financial performance in 2018 has been held back by our current crude oil hedges; these hedges will no longer affect us in 2019. The key take away is that at current WTI pricing, we could self-fund our base capital plan for 2019 while also paying down the debt coming due next year.”

To provide investors with a better understanding of the cash flow that Pengrowth could generate after the hedges come off at the end of 2018, we provide a model of cash flow from operating activities, minus interest and financing charges, and before capital expenditures at various WTI levels. While not a forecast, we believe this will be helpful to investors trying to understand the impact of our hedges on 2018, the upside sensitivity to crude pricing in 2019 and beyond, and the cash available to pay down debt and fund capital expenditures at various WTI levels.

Pengrowth’s expected production in 2019 is the result of capital spent in prior years and is unlikely to vary with our level of capital spending in 2019. Our 2019 base capital expenditure program is $45 million. The discretionary expansion of the 2019 capital program to $125 million would only result in a 500 BBL/d difference in production for 2020. Further production growth in 2021 depends on whether Pengrowth chooses to expand capital spending to $125 in 2019 for engineering and the acquisition of long lead items to support 2021 volume growth.

Free Cash Flow* Before Capital Expenditures at Various WTI Prices:

(CA$ millions)	2018	2019	2020
US$90 WTI		$352	$404
US$70 WTI	$53	$189	$224
US$50 WTI	$26	$24	$31

*Free cash flow is a non-GAAP measure defined as cash flow from operating activities, less interest and financing charges, and before capital spending. Management believes free cash flow is a useful measure of the cash generated by the business that is available to pay down debt and fund capital expenditures.

The free cash flow model at various WTI assumes: 2018 actuals for the first half of the year, Exchange rate: CA$/US$ $0.77, AECO – CA$/mcf $2.00, WCS differential CA$/bbl $23.25 and total corporate production resulting from the 2019 base capital plan of $45 million. This corporate level cash flow model remains consistent with the model of Lindbergh’s field operating income provided earlier in 2018, while incorporating corporate level charges including interest and financing charges, hedging losses, expenditures on remediation, and general and administrative expenses.

Production Update:

Pengrowth continues to be on track to reach its 2018 production guidance.

Average Production	Lindbergh (BBL/d)	Corporate (BOE/d)
August 2018	17,026	22,869
Q2 2018	15,876	22,600
Year-to-date	15,830	21,460

Market Access:

Over the past 2 months, additional progress has been made on securing apportionment protection at fixed Western Canadian Select (“WCS”) price differentials, expanding the volume protected in 2019 by 2,500 bbl/d to 10,000 bbl/d.

Fixed WCS Price Differential Physical Contracts	Average Price (US$/bbl)	Volume (bbl/d)
2018	$16.82	17,000
2019	$20.01	10,000

Pengrowth will continue to work to secure apportionment protection through physical contracts on its Lindbergh production.

Peters & Co. 2018 Energy Conference

Pengrowth will be presenting at Peters & Co.’s 2018 Energy Conference on September 12th in Toronto, ON.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com

Advisories:

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Caution Regarding Non-GAAP:
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental non-GAAP measures, enterprise value, cash G&A expenses, royalty expenses as a percent of produced petroleum revenue, adjusted operating expenses, operating netbacks, and free cash flow. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income and other measures of financial performance and liquidity reported in accordance with IFRS.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to production estimates and exit rates; additional apportionment protection through anticipated physical contracts; cash flow projections; planned capital expenditures and amount of capital expenditures. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.